SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________

SCHEDULE 13D/A

(Amendment No. 2)*

Gaming Partners International Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
36467A107
(CUSIP Number)
John C. Jeppsen Greenberg Traurig, LLP 3773 Howard Hughes Parkway Suite 400 North Las Vegas, Nevada 89169 Phone: (702) 792-3773 Fax: (702) 792-9002
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 18, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36467A 107

1.	Names of Reporting Persons. Gerard P. Charlier 1
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 665,999
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 665,999
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 665,999
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.12%
14.	Type Of Reporting Person (See Instructions) OO

CUSIP NO. 36467A 107

This Amendment No. 2 to Schedule 13D relating to shares of common stock, $0.01 par value per share (“GPIC Common Stock”), of Gaming Partners International Corporation, a Nevada corporation ("GPIC") amends the Schedule 13D filed by Gerard P. Charlier, an individual and a citizen of France (the "Reporting Person"), with the Securities and Exchange Commission on September 18, 2002 and amended March 31, 2005 (the "Existing 13D"), for the purpose of amending Item 2 (Identity and Background), Item 3 (Sources and Amount of Funds or Other Consideration), Item 4 (Purpose of Transaction), Item 5 (Interest in Securities of the Issuer), Item 6 (Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer) and Item 7 (Material to be Filed as Exhibits).  The information below supplements the information previously reported.  Each capitalized term used but not defined herein has the meaning ascribed to such term in the Existing 13D.

Item 2.             Identity and Background.

               Item 2(c) is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On September 12, 2009, Mr. Charlier retired as an executive officer of GPIC, including as Chief Executive Officer, President and Treasurer of GPIC and as President of Gaming Partners International SAS, or GPI-SAS, as Chief Executive Officer, President, Secretary and Treasurer of Gaming Partners International USA, Inc., or GPI-USA, and as Sole Administrator of GPI Mexicana, S.A. de C.V., or GPI-Mexicana, each a wholly-owned subsidiary of GPIC.  Mr. Charlier will continue to serve on the board of directors of GPIC until May 5, 2010.  The address of GPI-SAS is ZI Beaune Savigny, 21200 Beaune, France.  The address of GPI-USA is 1700 South Industrial Road, Las Vegas, Nevada 89012.  The address of GPI-Mexicana is Transformacion Y, Dr. Samuel Ocana G, San Luis, R.C., Son., Mexico, Mexico C.R. 83455.

Item 3.              Source and Amount of Funds or Other Consideration.

               Item 3 is hereby amended and supplemented to incorporate by reference the amendment and supplement to Item 4 of this Schedule 13D.

Item 4.               Purpose of Transaction.

Item 4 is hereby amended and supplemented, in pertinent part, by adding the following information:

As previously reported, on September 12, 2002, GPIC granted stock options to Mr. Charlier to purchase an aggregate of 300,000 shares of GPIC Common Stock pursuant to the terms and conditions of GPIC’s 1994 Long-Term Incentive Plan (the “Plan”).  On December 18, 2009, Mr. Charlier exercised the stock options as to all 300,000 shares in accordance with the net exercise provision under the Plan resulting in the acquisition by Mr. Charlier of 95,615 shares of GPIC Common Stock.  As a part of the net exercise, GPIC withheld shares of GPIC Common Stock underlying the stock options to cover the exercise price in the amount of $3.40 per share and the minimum statutory withholding amount of $206,000.  The fair market value of a share of GPIC Common Stock at the close of business on the exercise date was $6.00.

Item 5.                Interest in Securities of the Issuer.

Item 5 is hereby amended, in pertinent part, by the following:

(a)-(b) On the date hereof, Mr. Charlier has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 665,999 shares of GPIC Common Stock, or 8.12% of the outstanding shares of GPIC Common Stock.  The shares beneficially owned by Mr. Charlier include 703 shares held by Mr. Charlier’s spouse.

CUSIP NO. 36467A 107

Item 6.              Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to incorporate by reference the amendment to Item 4 of this Schedule 13D.

Item 7.               Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding at the end thereof the following:

2.5	1994 Long-Term Incentive Plan, as amended July 29, 1996 (Incorporated by reference to Annex A of GPIC’s Definitive Proxy Statement on Schedule 14A (File No. 0-23588) filed on August 9, 2002).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April  14, 2010

/s/  Gerard P. Charlier
Gerard P. Charlier